ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 12, 2019	Christopher Labosky T +1 617 235 4732 F +1 617 235 9475 christopher.labosky@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Rebecca Marquigny

Re:                          Post-Effective Amendment Number 44 to the Registration Statement of Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) (the “Trust”) on Form N-1A filed on September 23, 2019, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Dear Ms. Marquigny:

On September 23, 2019, the Trust filed the above-referenced amendment to the Registration Statement of the Trust (“Amendment No. 44”), for the purpose of registering for public offer and sale the Institutional Class and Class K shares of Baillie Gifford China A Shares Fund (the “Fund”), a new series of the Trust. On November 14, 2019, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided comments regarding Amendment No. 44 by telephone to representatives of Ropes & Gray LLP, counsel to the Trust, and Baillie Gifford Overseas Limited, the investment adviser to the Fund (the “Manager”). We respectfully submit this comment response letter on behalf of the Trust. For convenience of reference, the corresponding comment is summarized before each of the Trust’s responses.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

To the extent responses below indicate that a change will be made in response to a comment but do not otherwise specify the timing, the change will be reflected in an amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act. Amendment No. 44 was initially scheduled to become effective on December 7, 2019. On December 5, 2017, the Trust filed a delaying amendment relating to the Fund, designating a new effective date of December 19, 2019 for Amendment No. 44.

December 12, 2019

1.         Comment: When comments relate to or involve language that is repeated or restated elsewhere in the Registration Statement, please make corresponding and consistent changes as appropriate throughout the Registration Statement wherever the same issue arises.  If the Fund declines to make conforming changes in a particular instance, please identify and explain the basis for the discrepancies in the response letter to the Staff.

Response: The Fund will make corresponding and consistent changes throughout the Registration Statement, as appropriate, where language is repeated or restated.  The Fund will provide an explanation if it declines to make conforming changes in a particular instance.

2.         Comment: Please update the series and class identifiers on EDGAR with the Fund’s ticker symbol when it becomes available.

Response: The Fund will update its series and class identifiers with the Fund’s ticker symbol in connection with the Fund’s Rule 485(b) amendment.

3.         Comment: Please provide the Staff with the Fund’s completed fee table and expense examples at least five business days prior to effectiveness of the Fund’s Registration Statement.

Response: The requested information was provided to the Staff via electronic mail on December 3, 2019. The Fund undertakes to supplement its response if there are any material changes to the fee table or expense examples prior to filing the Fund’s Rule 485(b) amendment.

4.         Comment: The Fund states in footnote (a) to the table under Fund Summary—Annual Fund Operating Expenses that “The Management Fee consists of an Advisory Fee and an Administration and Supervisory Fee paid by the Fund to Baillie Gifford Overseas Limited (the ‘Manager’).” Since this language is neither permitted nor required by Form N-1A, please remove this footnote and define the term “Manager” elsewhere in the Fund’s prospectus (the “Prospectus”).

Response: The Fund respectfully declines to remove the footnote in question as the Fund believes this is important disclosure that will help investors better understand the types of fees associated with investing in the Fund. The Fund observes that General Instruction C.1(d) to Form N-1A states that “[t]he requirements for prospectuses included in Form N-1A will be administered by the Commission in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” General Instruction C.1(b) to Form N-1A states that “[d]isclosure in the prospectus should be designed to assist an investor in comparing and contrasting the Fund with other funds.” The Fund believes that the footnote in question aids investors and potential investors comparing the Fund’s fees to those of other funds by highlighting the components of the Fund’s management fee (which include a component that can be changed without shareholder approval). In response to this comment, the Fund will move defined terms out of the footnotes to the fee and expense tables and define those terms the first time they are used in the Fund’s narrative disclosure.

December 12, 2019

5.         Comment: Please confirm that the fee waiver/expense reimbursement agreement referred to in footnote (c) to the table under Fund Summary—Annual Fund Operating Expenses will extend for at least one year beyond the date of the Prospectus.  If the Fund’s investment adviser may recoup expenses in subsequent years, please describe the recoupment amount and timeline.  Additionally, please describe supplementally what is covered by the term “sub-accounting expenses” in the phrase “(excluding taxes, sub-accounting expenses and extraordinary expenses)” in footnote (c) and whether the sub-accounting expenses include any expenses unique to investments in China A Shares.

Response: The Fund confirms that the footnote referenced in the above comment will reflect that the fee waiver/expense reimbursement arrangement will extend for at least one year beyond the date of the Prospectus in the effective Registration Statement. The Fund also confirms that the fee waivers/expense reimbursement arrangements for the Fund are not subject to any contractual recoupment right. Therefore, no disclosure will be made with respect to recoupment rights.  The term “sub-accounting expenses” in footnote (c) includes payments expected to be made or otherwise borne by the Fund to financial intermediaries that provide certain administrative, recordkeeping, and account maintenance services to shareholder accounts maintained by the financial intermediary to whom such payments are made. The Fund confirms that “sub-accounting expenses” do not include any expenses unique to investments in China A Shares.

6.         Comment: The Fund states in the Fund Summary—Principal Investment Strategies section of the Prospectus that it may invest in equity securities indirectly, such as through depositary receipts, structured notes, participation notes, and equity-linked notes. Please add separate risk disclosure in the Fund Summary—Principal Risks section of the Prospectus relating to investments in depositary receipts, structured notes, participation notes, and equity-linked notes.  Additionally, please clarify supplementally whether such indirect investments in China A Shares are counted towards the Fund’s 80% investment policy adopted pursuant to Rule 35d-1 under the 1940 Act (the “Name Policy”).

Response: The Fund has revised the Principal Investment Strategies section to remove references to structured notes, participation notes, and equity-linked notes and, therefore, does not intend to add separate risk disclosure relating to such investments. The Fund respectfully submits that the “Equity Securities Risk” disclosure in the Item 9 Principal Investment Risks section adequately discusses the risk of investing in depositary receipts.  The Fund confirms that it intends to count indirect exposure to China A Shares toward the 80% requirement under its Names Policy.

7.         Comment: The Fund states in the Fund Summary—Principal Investment Strategies section of the Prospectus that it may invest in any sector or industry.  If the Fund anticipates focusing its investments in any particular sectors, please identify in the Fund Summary—Principal Investment Strategies section of the Prospectus each of those sectors and add a discussion of the related risks, as appropriate, in the Fund Summary—Principal Risks section.

December 12, 2019

Response: The Fund confirms that it currently does not anticipate focusing its investments in any particular sector or industry and, therefore, believes that the current disclosure is accurate and sufficient.

8.         Comment: Please disclose in the Prospectus that the Fund will value derivatives according to “mark-to-market” value and not notional value for purposes of determining whether the Fund complies with its Name Policy.

Response: The Fund respectfully declines to make the requested change. Consistent with the purposes of Rule 35d-1, when determining compliance with the Fund’s Name Policy, the Fund evaluates its derivative positions in a manner consistent with their economic characteristics.1  Accordingly, if the Fund believes that a derivative contract’s face or notional value is the most appropriate measure of that contract’s economic characteristics and potential impact on the Fund’s performance, then the Fund will use that contract’s notional value for purposes of determining compliance with the Fund’s Name Policy.

9.         Comment: The Fund Summary—Principal Investment Strategies section of the Prospectus discusses the use of temporary defensive positions. Please consider removing this discussion from the summary principal investment strategies section if these defensive measures are not principal investment strategies of the Fund.

Response: The Fund confirms that the defensive measures described in the Fund Summary—Principal Investment Strategies section are not principal investment strategies of the Fund. The Fund confirms that the relevant disclosure will be removed from the Fund Summary—Principal Investment Strategies section.

10.       Comment: Please consider including in the Fund Summary—Principal Risks section of the Prospectus additional disclosure relating to the risks of trade disputes and their specific impact on existing valuation risks unique to China A Shares.

Response: The Fund respectfully observes that the Fund Summary—Principal Risks section of the Prospectus discusses risks relating to trade disputes, trade barriers, tariffs and related trade limitations in each of the sections entitled “China Risk” and “Market Disruption and Geopolitical Risk.” The Fund Summary—Principal Risks—Valuation Risk describes valuation risks associated with the Fund’s investments, including risks arising from “market turmoil or reduced liquidity.” The Fund submits that additional detailed disclosure relating to trade disputes and related valuation risks

1  Investment Company Act Release No. 24828 n.13 (January 17, 2001) (the SEC stated that, “We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”)

December 12, 2019

in the summary section of the Fund’s Prospectus would make the Fund summary less succinct, clear, and concise and may undermine its usefulness.

In response to this comment, however, the Fund will add the following disclosure in response to Item 9 under Principal Investment Risks further clarifying the potential valuation-related risks posed to the Fund by U.S.-China trade disputes:

Because of the fast-moving nature of current U.S.-China trade disputes, there is a heightened risk that events occurring after the close of Chinese markets may have a material impact on the value of Chinese securities held by the Fund.  The likelihood of such an occurrence and impact of such events may be difficult to assess before the Fund’s Pricing Point (as defined below) on the same day, which may impact the accuracy of the NAV per share calculated by the Fund on a given day.  The Fund maintains policies and procedures intended to mitigate this risk.

11.       Comment: In the Fund Summary—Principal Investment Strategies section of the Prospectus, please expressly identify the Fund’s investments in China-based companies as an emerging markets investment strategy or explain why such a categorization would not be appropriate.  Please also identify where in the Registration Statement the term “emerging markets” is defined.  If the term is not defined, please add a definition where appropriate.

Response: The Fund considers investments in Chinese companies to be investments in an emerging market and will revise the last sentence of the fourth paragraph of the Fund Summary—Principal Investment Strategies section as follows (additional language denoted with underline):

The portfolio managers have an additional due diligence process for Chinese companies in light of the comparative immaturity of the Chinese capital markets and the status of China as an emerging market economy.

The Fund notes that “emerging market” countries are currently defined in the Additional Investment Strategies section of the Prospectus as countries that are not categorized by MSCI as developed markets, excluding frontier markets.

12.       Comment:  The Staff observes that the principal investment strategy disclosure included in response to Item 4, under Fund Summary—Principal Investment Strategies, is nearly identical to the principal investment strategy disclosure included in response to Item 9, under Principal Investment Strategies section. Please describe in greater detail in the Item 9 Principal Investment Strategies section how the Fund plans to invest 80% of its assets in China A Shares. Specifically, please provide additional details about the mechanics of the China A Share investment process and the instruments anticipated to be used to gain access to Chinese companies.

December 12, 2019

Response: The Fund confirms it will remove from the Fund Summary—Principal Investment Strategies section any language that is more appropriate for the Item 9 Principal Investment Strategies section.  In addition, in response to this comment, the Fund will add the following disclosure in response to Item 9 under Principal Investment Strategies:

The Stock Connect programs are securities trading and clearing link programs that enable international investors to invest in China A Shares, providing a direct investment channel to trade eligible securities on the Shanghai Stock Exchange and the Shenzhen Stock Exchange. In the future, additional Chinese stock exchanges may establish structures similar to the current Stock Connect programs. Trading under the Stock Connect programs is subject to an aggregate daily quota, which limits the maximum net buy value of cross-boundary trades under each of the Stock Connect programs each day. This is monitored by the Stock Exchange of Hong Kong on a real-time basis and reset every day. If the daily quota drops to zero or is exceeded, no further buy orders will be accepted for the remainder of that day (although sales of China A Shares are permitted regardless of the daily quota). The daily quota is not specific to any one particular investor. The Stock Connect programs are also subject to various other restrictions which may constrain the Fund’s ability to invest in a particular company at a particular time, such as limits on when markets are open and trades processed and additional regulations and listing rules imposed by China and the Shanghai and Shenzhen exchanges. Additionally, foreign investors in aggregate are limited to owning no more than 30% of any listed company, including those participating in the Stock Connect programs.

13.       Comments: Please supplementally clarify what the term “percentage limitations” is referencing under the “Capitalization Criteria and Investment Limitations” heading in the Additional Investment Strategies section of the Prospectus.  Additionally, please note that for purposes of the Fund’s Name Policy, derivatives may not be counted based on notional value.

Response: The term “percentage limitations” is used to reference any investment policy the Fund may have involving a limitation on the percentage of investments made in a specific industry, sector, asset class, geographic area, etc.  The Fund acknowledges that while it does not have specific investment policies restricting its investments in certain asset classes, the Prospectus will ultimately be incorporated into a larger multi-fund prospectus and thereby combined with those of other series of the Trust, some of which do have limitations on the percentage of investments the fund may make in a specific industry, sector, asset class, geographic area, etc. This disclosure will be shared among those series.  With respect to the Staff’s statement regarding counting derivatives based on notional value for purposes of the Fund’s Name Policy, the Fund refers the Staff to its response to Comment 8 above.

December 12, 2019

14.       Comment: Both the Fund Summary—Principal Investment Strategies and Fund Summary—Principal Risks sections of the Prospectus identifies “Growth Companies” as a type of investment in which the Fund expects to invest. Please supplementally clarify the purpose of the section “Growth Companies” in the Additional Investment Strategies section of the Fund’s Prospectus.

Response: The Fund includes the section “Growth Companies” in the Additional Investment Strategies section of the Prospectus to provide additional information regarding how the Fund identifies and assesses “growth” companies. The Fund has revised the title of the Additional Investment Strategies section to “Additional Information about the Investment Strategies” in order to clarify the purpose for including the additional information.

15.       Comment: Please supplementally explain what is contemplated by the phrase “any other reasonable industry classification system” included in following statement under the heading “Industry Classification of Issuers” in the Additional Investment Strategies section of the Prospectus: “As part of this determination, the Manager may take into account internal analysis or third party information such as categories, data or methodologies from Bloomberg Industry Classification Systems (BICS), Global Industry Classification Standard (GICS) codes, Standard Industry Classification (SIC) Codes, North American Industry Classification System (NAICS) Codes, the FTSE/Dow Jones Industry Classification Benchmark (ICV system) or any other reasonable industry classification system (including systems developed by the Manager).”

Response: The phrase “any other reasonable industry classification system” is in reference to the Manager’s ability to make reasonable determinations as to the appropriate industry classification or sector classification of a security issuer, such as in instances where a fund has an investment policy involving a limitation on the percentage of investments made in a specific industry or sector.  The Fund notes that the inclusion of the phrase “any other reasonable industry classification system” is intended to indicate that the Manager is not restricted to only the third party providers listed in the Registration Statement, the constellation of third-party systems continues to evolve and change, and the Manager should have reasonable flexibility to adapt its approach over time.

16.       Comment: If true, please disclose in the Fund Summary—Principal Risks section of the Prospectus that China imposes a 10% withholding tax on dividends and interest paid to foreign investors by companies listed in China. Also, if true, please disclose that a separate withholding tax, as a technical matter, is legally applicable to capital gains realized by foreign investors on the disposal of China A Shares under China’s corporate income tax.  Accordingly, if true, please disclose that investments by the Fund in China A Shares may be subject to two layers of tax—specifically, the companies in which the Fund invests will be subject to China’s domestic tax and the companies’ distributions to foreigners invested in China A Shares will be subject to source withholdings.  Please disclose if true that, to the extent the Fund is subject to withholdings taxes, those taxes will adversely affect NAV.

December 12, 2019

Response: The Fund intends to revise its summary risk disclosure to reference the potential for adverse tax consequences when investing in Chinese securities.  In addition, in response to this comment, the Fund will revise the applicable disclosure under the heading “China A Shares Tax Risk” in the Item 9 Principal Investment Risks section as shown below (additional language denoted with underline; deleted language in strikethrough):

Investments in A Shares could result in unexpected tax liabilities for the Fund. Chinese law imposes withholding taxes on dividends and interest paid to foreign investors by companies listed in China, as well as capital gains realized by such investors, subject to certain temporary exemptions applicable to capital gains realized from investments in A Shares. The application of the Chinese withholding taxes on ~~capital gains~~ dividends and interest and of China’s value added tax is uncertain. Application of these rules, including as a result of revocation of any temporary exemptions, could result in tax liabilities for the Fund, which could negatively affect investment returns for shareholders. Any restrictions on repatriation could limit the Fund’s ability to satisfy the distribution requirements applicable to regulated investment companies under the Internal Revenue Code of 1986, as amended (the “Code”), and the Fund may be required to sell other investments (including when it is not advantageous to do so) to meet such distribution requirements. If the Fund were unable to meet such distribution requirements, the Fund would be subject to U.S. federal income tax at the Fund level.

The Fund respectfully declines to include additional disclosure stating that investments by the Fund in China A Shares may be subject to two layers of tax. The Fund respectfully observes that it is generally the case that companies in which a fund invests are expected to be subject to tax at the company-level and submits that the Non-U.S. Investment Risk included in response to Item 4 discusses in sufficient detail that non-U.S. securities are subject to additional risks, including “withholding or other taxes.”

17.       Comment: Please consider whether the discussion of uncertainties regarding the viability of the European Union and the discussion of “Brexit” under the heading “Market Disruption and Geopolitical Risk” in the Item 9 Principal Investment Risks section is appropriate for the Fund and, if not, please remove the disclosure.

Response: The Fund intends to remove the disclosure in question in response to this comment.

18.       Comment: Please disclose under the “Expenses” header in the Fund Management section of the Prospectus, the termination date of the expense limitation agreement.  If the expense limitation agreement may be extended, please disclose.

December 12, 2019

Response: The Fund confirms that the expense limitation agreement will continue for a period of at least twelve months following the effective date of the Registration Statement. The Fund will add the following sentence under the “Expenses” header in the Fund Management section, which describes the contractual period of the expense limitation agreement: “The expense limitation is currently scheduled to continue until April 30, 2021 but may be continued past that date by agreement of the Board and the Manager.”

19.       Comment: Please supplementally explain what is contemplated by the parenthetical “(for purposes of this restriction, collateral arrangements with respect to any type of swap, option, forward contract or future contract and collateral arrangements with respect to initial and variation margin are not deemed to involve the issuance of a senior security)” included in the Fund’s senior securities fundamental investment restriction under the heading “Fundamental Investment Policies” in the Fund Investments section of the Fund’s Statement of Additional Information (the “SAI”).  Please note that the Staff does not consider collateral arrangements relating to any type of swap, option, forward contract or future contract or collateral arrangements with respect to initial and variation margin as senior securities.

Response: The Fund notes the Staff’s position that collateral arrangements relating to any type of swap, option, forward contract or future contract and collateral arrangements with respect to initial and variation margin do not involve the issuance of a “senior security” within the meaning of Section 18 of the 1940 Act. The identified parenthetical language is included to clarify that, to the extent the Fund invested in such instruments, the Fund intends to, in accordance with applicable Staff guidance, segregate or earmark assets to ensure that such investments should not be considered senior securities.

20.       Comment: Please supplementally explain how the expenses described in the third paragraph under the heading “Borrowings” (relating to use of a credit facility) in the Fund Investments section of the SAI are reflected in the Fund’s fee table.

Response: When the Fund begins reporting “Other Expenses” based on actual expenses (and not estimated expenses for the Fund's initial fiscal year), interest expenses and other fees and expenses incurred as a result of borrowing, if any, and the ongoing commitment fee on undrawn amounts under the credit facility will be included in the line item labeled “Other Expenses” within the Fund’s fee table.  The Fund’s estimated “Other Expenses” for its initial fiscal year will include estimated expenses related to the ongoing commitment fee on undrawn amounts under the credit facility.  Interest expenses and other fees and expenses incurred as a result of borrowing are allocated to the share class that triggered such borrowing through redemptions.  The ongoing commitment fee on undrawn amounts under the credit facility is allocated to each participating fund and each share class within each participating fund, pro rata, based on such fund’s average net asset value attributable to the share classes for which the facility is maintained.

*          *          *          *          *

December 12, 2019

Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses.  Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky

Christopher Labosky

cc:                            Gareth Griffiths, Baillie Gifford Overseas Limited

George B. Raine, Ropes & Gray LLP

Maureen A. Miller, Vedder Price P.C.